February 11, 2021

Attorney Stacey Gorman

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

Re: Fernhill Corp

Amendment No. 3 to Offering Statement on Form 1-A Filed November 22, 2021

File No. 024-11630

Dear Ms. Gorman:

In response to your letter dated December 6, 2021, the following information is hereby submitted on behalf of Fernhill Corp. (the "Company").  Amendment 4 to the Offering Statement on Form 1-A is being filed in conjunction with this correspondence.  For your convenience, we have reproduced below the Staff's comments in italicized text immediately before our response.

Amendment No. 3 to Offering Statement on Form 1-A

Financial Statements, page F-1

1.Please tell us how you determined that it was not necessary to include financial statements of Qandlestick LLC pursuant to Rule 8-04 of Regulation S-X.

Response: We have included financial statements of Qandlestick LLC in Part F/S of the Offering Circular.

We are aware that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please let me know if you need anything further.

Sincerely,

FERNHILL CORP.

/s/Marc Lasky

Marc Lasky

CEO